Correspondence

August 3, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Mail Stop 3561

RE:	August 1, 2017 Comment Letter Form 10-Q for the quarter ended March 31, 2017 File No. 001-13101

Dear Mr. Arakawa:

We have read your letter and our answer to the inquiry is as follows:

Form 10-Q for the quarter ended March 31, 2017
Note 3–Vendor Notes Receivable, page 12

1.
We note you have recorded $1.77 million of goodwill as a result of your successful credit bid for the collateral related to the note receivable you held with ATAC.  Please tell us your basis for recording goodwill related to this transaction, citing the authoritative literature that supports your accounting.

Answer:

On February 20, 2017, AMMO as a result of a successful credit bid foreclosed on the assets of ATAC. At February 20, 2017 the fair value of the assets acquired was:

Assets	$117,517
Collectible receivables	509,447
Inventory	187,815
Equipment	814,779

Notes payable owned by AMMO	2,585,000

Recognized goodwill	$1,770,221

The fair value of each asset was assessed by management and a valuation expert was employed to ascertain the fair value of the manufacturing equipment.  The ATAC inventory was originally valued at $1,129,000 in ATAC’s general ledger; however, the ATAC packaging and certain manufactured ATAC products bearing the ATAC brand could not be used by AMMO.  Basically, the only inventory that could be used was the raw materials, which were priced at replacement cost which management felt was its fair value.  There were no intangible assets, such as customer lists, trade secrets, or brand names due to the bad reputation of the ATAC brand.

In FASB ASC 805-30-30-1, goodwill should be recognized at the acquisition date (in this case the foreclosure date), measured as the excess of (a) over (b) as follows:

a.
The aggregate of the (1) consideration transferred, (2) fair value of any noncontrolling interest in the acquiree, and (3) acquisition-date fair value of any previously held equity interest in the acquiree, if the business combination was achieved in stages.

b.	Net amount of identifiable assets acquired and liabilities assumed as of the acquisition date.

It is AMMO’s management’s opinion that the goodwill recognized was determined in accordance with FASB ASC 805-30-30-1.

Very truly yours,

/s/ Fred Wagenhals
Fred Wagenhals

Cunningham & Associates, Inc.

Auctions Liquidations Asset Appraisals

Appraisal Report

Forced Liquidation Value

Ammo Inc.
1304 W. Red Baron Rd., Payson, AZ

Prepared For:

Brian Imbornoni
Jennings, Strouss & Salmon, PLC
1 E. Washington St., Suite 1900
Phoenix, AZ 85004-2554

Prepared By:

George Cunningham
President, Cunningham & Associates, Inc.
Certified Auctioneer and Appraiser

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

Table of Contents

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

Assumptions and Limiting Conditions of Appraisal

The value stated in the appraisal report is based on the best judgment of the appraiser given the facts and conditions available at the time of the inspection and valuation. The value of any asset is based upon an external inspection only. No operational testing of the equipment was performed.

The values were estimated based on observed condition at the time of inspection.

It is assumed that all property valued is owned, fee simple, by the subject.

This report shall be used only in its entirety, and no part shall be used in conjunction with any other study and is invalid if so used.

Neither all nor any part of the contents of this report shall be conveyed to the public through advertising, public relations, news, sales, or other media without the written consent and approval of the author, particularly as to the valuation conclusion, the identity of the appraiser or firm with which he is connected.

No right to expert testimony is included with this report, and the fee for this appraisal does not include payment for pretrial conferences or taking of depositions. These services are available at the rates set forth by Cunningham & Associates, Inc.

The information and data reported in this appraisal have been obtained from sources which are deemed to be reliable; they are believed to be correct, but cannot be guaranteed by the appraiser.

The appraiser has no personal interest or bias with respect to the subject matter of this appraisal or the parties involved.

This appraisal report sets forth all of the limiting conditions, imposed by the terms of the assignment or by the appraiser, affecting the analysis, opinions and conclusions contained in this report.

No one other than the appraiser whose signature appears on the certification page of this appraisal report prepared the analysis, conclusions and opinions concerning property that are set forth in this appraisal report.

This appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

There were no other extraordinary assumptions or limiting condition that directly affect the appraisal.

Appraisal Theory

The cost, market, and income approaches to value are commonly accepted in the appraisal practice. In this case the Market approach is the most reliable and relevant and is the approach used.

Cost Approach
A technique that uses the concept of replacement cost as an indicator of market value based on the principle of substitution.

For example, a prudent investor would pay no more for an asset or group of assets than the amount necessary to replace it new. Reproduction cost new establishes the highest amount a prudent investor would pay for an asset. The reproduction cost new is adjusted for the loss in value due to physical depreciation, functional and/or economic obsolescence.

Physical Depreciation:
Refers to loss in value due to factors such as, wear and tear from use and exposure to damaging elements. Physical deprecation is caused, in part, by deterioration that is a result of age, maintenance and intensity of use.

Functional Obsolescence:
Refers to loss in value caused by internal factors such as, excess capacity, inadequacy an technological changes that affect the property itself and its relation with other assets comprising a larger property.

Economic Obsolescence:
Refers to loss in value caused by economic forces external to the property itself including changes in optimum use, legislative enactment's and changes that affect supply and demand relationships.

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

Appraisal Theory (continued)

Market Approach

A technique in which value is estimated based on market prices during actual transactions along with advertised selling prices for similar assets available as of the date of valuation. The process is essentially that of comparison and correlation between the subject asset and similar assets that have been sold. The process provides an indicator of fair market value.

Income Approach

Based on the value of future cash flow that an asset will produce over its useful life. There are two steps in applying the income approach. First, a projection is made of the cash flow an asset is expected to generate. This involves the analysis of present financial information along with discussing projected future income and related expense with management and operations personnel. The second step is to convert the cash flow to a present value equivalent through discounting. The discounting process uses a rate of return that accounts for the time value of money. The market value of an asset is the sum of the discounted cash flow, plus the present residual value.

Purpose of Appraisal

The purpose of this appraisal is to estimate the Forced Liquidation Value of the subject assets located at Ammo Inc., 1304 W. Red Baron Rd., Payson, AZ at the request of Brian Imbornoni, Jennings, Strouss & Salmon, PLC; this opinion of value may only be used for this stated purpose.

Valuation Premise

The premise of valuation used for this report is Forced Liquidation Value.

Definitions of Value

Forced Liquidation Value

Forced Liquidation Value is defined as:

The estimated gross amount, expressed in terms of money, that typically could be realized from a properly advertised and conducted public auction, with the seller being compelled to sell with a sense of immediacy on an as-is, where-is basis, as of a specific date.

[1]The term auction usually refers to forced liquidation value, but there are exceptions to this general rule; for example, in certain industries, an auction is the standard industry method for disposing of those assets, in which case it may be equal to orderly liquidation value, assuming a normal exposure time (and may be equal to fair market value under certain conditions). The essential difference between orderly liquidation value and forced liquidation value is one of exposure time.

Basis of Appraisal

Inspection Date

2/7/2017

Effective Date

2/7/2017

Appraisal Date

2/10/2017

NOTE: This opinion of value is only for the stated Effective Date.

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

Value Listings:

ITEM	DESCRIPTION	COND	QTY	FLV	FLV Extended
1	PPI hydro tester SN M193 connected to PCB computer (original cost approx. $70,000 according to COO)	good	lot	$10,000	$10,000
2	Misc. tooling, test barrel/chambers and quality control	good	lot	$10,000	$10,000
3	Approx. 40 handguns and rifles used to test ammo value given is an average	good	40	$500	$20,000
4	Oehler system 85 and 83 ballistics testing computer with firing chambers, PCB processor and monitor	good	lot	$12,500	$12,500
5	Misc. hand loading equipment including two presses	good	lot	$150	$150
6	Ammo Load Worldwide riffle loading press (original cost approx. $75,000 according to COO) customized and with tooling and dies and primer sorter and work bench SN ALWMKL046	good	1	$15,000	$15,000
7	Ammo Load Worldwide riffle loading press (original cost approx. $75,000 according to COO) customized and with tooling and dies and primer sorter and work bench SN ALWMKL044	good	1	$15,000	$15,000
8	Ammo Load Worldwide riffle loading press (original cost approx. $75,000 according to COO) customized and with tooling and dies and primer sorter and work bench SN ALWMKL034	good	1	$15,000	$15,000
9	Ammo Load Worldwide riffle loading press (original cost approx. $75,000 according to COO) customized and with tooling and dies and primer sorter and work bench (no visible SN)	good	1	$15,000	$15,000

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

10	Ammo Load Worldwide pistol loading press (original cost approx. $40,000 according to COO) customized and with tooling and dies and primer sorter and work bench SN ALW048	good	1	$7,500	$7,500
11	Ammo Load Worldwide pistol loading press (original cost approx. $40,000 according to COO) customized and with tooling and dies and primer sorter and work bench SN ALW070	good	1	$7,500	$7,500
12	Ammo Load Worldwide pistol loading press (original cost approx. $40,000 according to COO) customized and with tooling and dies and primer sorter and work bench SN ALW090	good	1	$7,500	$7,500
13	pallet shelving sections (approx. 40)	good	40	$150	$6,000
14	pallet jack	good	3	$250	$750
15	Raymond DSS 300 stand behind electric forklift with charger SN DSS-07-07179	good	1	$2,500	$2,500
16	HD work table	good	3	$50	$150
17	Uline poly strapping machine	good	1	$200	$200
18	inspection station with high swivel chair, work bench and magnifying light	good	18	$75	$1,350
19	ammo sorting shaker table	good	2	$750	$1,500
20	modified small cement mixers into de-bur polishing tumblers	good	3	$500	$1,500
21	Whirlpool Duet washer and dryer	good	lot	$500	$500
22	Raymond electric pallet jack SN RAS-13-06126	good	1	$7,500	$7,500
23	Quincy QGS-15 compressor	good	2	$2,250	$4,500
24	desk with return	good	1	$25	$25
25	swivel chair	good	15	$25	$375
26	side chair	good	2	$10	$20
27	desktop computer with two monitors	good	10	$150	$1,500
28	Nissan 50 triple mask solid tire propane forklift SN AP1F2-9U3488	good	1	$7,500	$7,500
29	Keurig coffee maker	good	1	$25	$25
30	mini refrigerator	good	1	$35	$35
31	microwave oven	good	4	$35	$140

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

32	leather sectional	good	1	$100	$100
33	leather lounge chair	good	3	$125	$375
34	glass sofa table	good	1	$50	$50
35	desk	fair	2	$10	$20
36	Samsung MultiXpress copier (leased)	good	2	$0	$0
37	modular cubical work stations	good	7	$750	$5,250
38	4 top table	good	4	$25	$100
39	cloth stack chair	good	20	$5	$100
40	Winchester gun safe	good	1	$250	$250
41	Sun Micro component rack with networking, phone system, surveillance and DVR and server components	good	lot	$3,500	$3,500
42	employee lockers	good	4	$25	$100
43	plastic picnic table	good	2	$50	$100
44	40' shipping container	good	2	$2,500	$5,000
45	vertical compressor Ingersoll Rand	good	1	$500	$500
46	residential refrigerator	good	1	$50	$50
47	small lathe	good	1	$350	$350
48	Tennant 5400 floor scrubber	good	1	$750	$750
	TOTAL				$187,815

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

PHOTOS:




SER. NO
D.P.
150 K
HYD. T.P.
150 K
PRESSURE PRODUCTS













This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com





This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com






Ammo Load
Worldwide
Inc.
Ph # 208-746-7012
Lewiston, ID USA



This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com





This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com






ALWMKL034



This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com













This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com








5400


RAYMOND


RAYMOND
DSS 300

This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com


ULINE POLY STRAPPING MACHINE



This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com








RAYMOND


RAYMOND
MODEL NO.
RAS25
SERIAL NO.
RAS-13-06126
MAST IDENTIFICATION NO.
TYPE
ATTACHMENT
1650 (748)
2500 (1134)
24 (600)
24 (600)



This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com


QGS-15
quincycompressor.com



This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com

















This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com





This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com





This appraisal performed by George Cunningham, CAI, Certified Appraiser and Auctioneer, in compliance with the Uniform Standards of Professional Appraisal Practice. george@auctionaz.com, 602-469-4635. PO Box 67087, Phoenix, AZ 85082. www.AuctionAZ.com





CERTIFICATE OF APPRAISER:

I certify that:

On February 7, 2017, I personally inspected the subject assets at Ammo Inc., 1304 W. Red Baron Rd., Payson, AZ.

1. The statements contained in this report and upon which the opinions expressed herein are based, are true and correct to the best of my knowledge and belief, subject to the limiting conditions set forth.

2. To the best of my knowledge and belief, no pertinent information has been overlooked or withheld.

3. My company occasionally performs liquidation auctions for bankruptcy trustees. To the best of my knowledge I have no interest either present or contemplated in the property valued or in any proceeds to be derived there from.

4. My compensation is not contingent upon any action or event resulting from the analysis, opinions or conclusions in, or the use of, this report.

5. My analysis, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practices.

6. No one provided me with significant professional assistance in performing this appraisal assignment.

Signed this 7th day of February, 2017.

George Cunningham

George Cunningham
President, Cunningham & Associates, Inc.
Certified Auctioneer & Appraiser

CUNNINGHAM & ASSOCIATES, INC.

Auctions Liquidations Asset Appraisals

George Cunningham
Certified Auctioneer and Appraiser
Designated Broker, AuctionAZ.com, LLC
President, Cunningham & Associates, Inc.
direct line: 602-469-4635
george@auctionaz.com
www.AuctionAZ.com



George Cunningham is the founder and Designated Broker of AuctionAZ.com, LLC. George is also the President of Cunningham & Associates, Inc.; he has been actively involved in the family auction business since the early 80's.

Prior to coming on full-time with Cunningham & Associates, Inc., George was with Shearson Lehman Brothers as an Investment Advisor and Portfolio Manager and held various investment licenses including Series 7, 63 and 65. During these years George still remained actively involved with the family auction business advising and helping when needed.

In the past couple of years AuctionAZ.com has sold over $100 million in real estate at auction and Cunningham & Associates has sold over $25 million in industrial assets. George has provided appraisals and expert testimony to secured creditors and bankruptcy trustees that have held up under the most intense scrutiny.

George graduated from Mountain View High School in Mesa; he attended the University of Arkansas where he played football for the Razorbacks for one season and finished his college education and attained his degree in Finance from Northern Arizona University.

In addition to his real estate broker's license, George holds the following memberships and credentials:

- Maricopa County Sheriff's Posse, Captain
- CAI (Certified Auctioneers Institute)
- FFL (Federal Firearms License)
- Licensed Auto Dealer
- International Society of Appraisers
- Uniform Standards of Professional Appraisal Practice, certified
- National Auctioneers Association
- National Association of Bankruptcy Trustees
- Risk Management Association
- Turnaround Management Association, Board of Directors
- American Bankruptcy Institute
- Southeast Valley Regional Realtors Association
- Private Pilot
- Founding Member of the Arizona State Auctioneers Association

Experience

Auctioneer and Appraiser of a variety of industrial machinery and equipment, automobiles, aircraft, computers, fine furniture, art, estates and intellectual property in Arizona and nationwide since 1987

Six years managing financial portfolios, valuing publicly traded and privately held companies

Appraisal & Research Assignments

Metals Processing & Fabricating, Sapphire, Silicon, Crystal Processing & Fabricating, Construction Equipment, Mining Equipment, Concrete, Gravel & Asphalt Plants, Aerospace, Electronics, Printing, Food Processing, Inventories, Metalworking & Woodworking Machine Tools, Textiles, Plastics and Rubber Injection Equipment, Chemical Plants, Special Single Purpose Machinery/Equipment, Industrial Prototypes, Agricultural Equipment, Communications, Restaurant Equipment

Concepts of Value Experience

1. Fair Market Value - Removal
2. Fair Market Value - Installed
3. Fair Market Value in Continued Use
4. Forced Liquidation Value
5. Liquidation Value - In Place
6. Orderly Liquidation Value
7. Replacement Cost
8. Insurance Value
9. Salvage Value
10. Insurable Value – Depreciated